SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.
                      ----------------------------------


                                  FORM 11-K

             [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                     OR

             [ ]  TRANSACTION REPORT PURSUANT TO SECTION 15 (d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                     Commission file number 1-7283


A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

               REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         REGAL-BELOIT CORPORATION
                            200 STATE STREET
                         BELOIT, WISCONSIN  53511

                           REQUIRED INFORMATION

Regal-Beloit Corporation Personal Savings ("Plan") is subject to the
Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1998 and 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.


                               SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on tis behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN



By:  Regal-Beloit Corporation Savings and Protection Plan
     Administrative Committee


/S/ Kenneth F. Kaplan                                            June 28, 2000
-------------------------
Kenneth F. Kaplan


/S/ Fritz Hollenbach                                             June 28, 2000
-------------------------
Fritz Hollenbach

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the previously filed Form S-8 Registration Statement of Regal-Beloit Corporation (File No. 1-7283).




/S/ ARTHUR ANDERSEN LLP
-----------------------
ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
June 26, 2000

                          REGAL-BELOIT CORPORATION
                          ------------------------

                           PERSONAL SAVINGS PLAN
                           ---------------------


             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998
             -----------------------------------------------------

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
             ------------------------------------------------------

                          REGAL-BELOIT CORPORATION
                          ------------------------

                           PERSONAL SAVINGS PLAN
                           ---------------------



                            FINANCIAL STATEMENTS
                            --------------------

                          DECEMBER 31, 1999 AND 1998
                          --------------------------



                             TABLE OF CONTENTS
                             -----------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

  Statements of Net Assets Available for Plan Benefits as of
  December 31, 1999 and 1998

  Statements of Changes in Net Assets Available for Plan
  Benefits for the Years Ended December 31, 1999 and 1998


NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE SUPPORTING FINANCIAL STATEMENTS

  Schedule I   Schedule of Assets Held for Investment Purposes--
               December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Regal-Beloit Corporation Personal Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Regal-Beloit Corporation Personal Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedule referred to below is the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Regal-Beloit Corporation Personal Savings Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ ARTHUR ANDERSEN LLP
------------------------
ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
May 3, 2000

                           REGAL-BELOIT CORPORATION
                             PERSONAL SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits
             ----------------------------------------------------


                                                            As of
                                                         December 31,
                                                  ---------------------------
                   Assets                            1999            1998
                   ------                         -----------    ------------
Investments, at Fair Market Value:
  Mutual Funds                                    $17,538,754    $14,189,590
  Investment in Master Trust                        6,230,849      6,805,476
  Participant Loans                                 1,033,893        951,120

Receivables:
  Participants' Contributions                          47,695         20,472
  Employer Contributions                                7,676          9,120
  Accrued Interest and Dividends                       29,422         29,369
                                                    ---------     -----------
                                                       84,793         58,961

      Total Assets                                 24,888,289     22,005,147


                 Liabilities
                 -----------
Due to Brokers                                         32,554              -

Accrued Administrative Fees                             3,100          3,100
                                                   ----------     ----------

Total Liabilities                                      35,654          3,100
                                                   ----------     ----------

Net Assets Available for Plan Benefits            $24,852,635    $22,002,047
                                                  ===========    ===========



The accompanying notes to financial statements are an integral part of these statements.

                         REGAL-BELOIT CORPORATION
                           PERSONAL SAVINGS PLAN

       Statements of Changes in Net Assets Available for Plan Benefits
       ---------------------------------------------------------------



                                                       For Year Ended
                                                        December 31,
                                                     1999         1998
                                                 -----------   -----------
Additions to Net Assets Attributed to:
  Participant Contributions                      $ 2,188,484   $ 2,226,083
  Participant Rollovers                               99,796       274,251
  Employer Contributions                               7,676        15,687
  Investment Income-
    Interest and Dividends                           510,106       466,208
    Net Appreciation (Depreciation) in Fair
    Market Value of Investments                    1,797,391      (663,008)
                                                 -----------    -----------

        Total Additions                            4,603,453     2,319,221

Deductions from Net Assets Attributed to:
  Benefits Paid to Participants                    1,678,313     1,381,092
  Administrative Fees                                 74,552        44,987
                                                 -----------   -----------
        Total Deductions                           1,752,865     1,426,079
                                                 -----------   -----------

        Net Increase                               2,850,588       893,142

Net Assets Available for Plan Benefits:
  Beginning of Year                               22,002,047    21,108,905
                                                 -----------   -----------
  End of Year                                    $24,852,635   $22,002,047
                                                 ===========   ===========


The accompanying notes to financial statements are an integral part of these statements.

                         REGAL-BELOIT CORPORATION
                          PERSONAL SAVINGS PLAN

                      Notes to Financial Statements
                       December 31, 1999 and 1998
                      -----------------------------


(1)  Description of the Plan-
     -----------------------

  The following description of the Regal-Beloit Corporation Personal Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

  General-
  -------

  The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the "IRC"). The Plan covers substantially all employees of Regal-Beloit Corporation (the "Company") with at least six months of service with the Company and who are not covered under separate plans. The Plan is subject to the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  Contributions-
  -------------

  Eligible employees can contribute an amount up to 15% of compensation as defined by the Plan, subject to certain limitations under the IRC. As defined by the Plan, the Company provided a matching contribution for eligible Maxton division employees equal to 3% of each participant's contribution for 1999 and 1998.

  The Plan also provides for discretionary Company contributions subject to the Board of Director's authorization to be allocated to an individual participant's account based on the proportion of the participant's compensation to the total compensation of all participants. The Board did not authorize any discretionary contributions in 1999 or 1998.

  Participant Accounts-
  --------------------

  Participants at all times have a fully vested interest in their individual, Company matching and discretionary contribution accounts. Distributions of participants' accounts are made in lump-sum amounts upon normal retirement from the Company, upon the death of the participant or upon termination of employment. Withdrawals for financial hardship can be made in accordance with certain governmental regulations.

  Earnings on the investments of the Plan are allocated to the participants' accounts based on the proportion of the participant's account to the total of all participants' accounts at the end of each business day.

  Investment Options-
  ------------------

  Participants of the Plan may direct their contributions in ten percent increments into the following funds held by Marshall &
  Ilsley Trust Company (the "Trustee"). This election can be changed on any business day, but only once per calendar quarter.

  (a) M&I Stable Principal Fund-
      -------------------------

     Amounts allocated to this fund are invested in the M&I Stable Principal Fund, a mutual fund whose objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. The Fund primarily invests in traditional and synthetic investment contracts issued by insurance companies or banks.

  (b) Marshall Large-Cap Growth and Income Fund-
      -----------------------------------------

     Amounts allocated to this fund are invested in a mutual fund with the goal of providing capital appreciation and income. The Fund invests in a diversified portfolio of common stocks of large-sized companies whose market capitalizations exceed $10 billion and that have a history of stable earnings and/or growing dividends.

  (c) Regal-Beloit Company Stock Fund-
      -------------------------------

     Amounts allocated to the Regal-Beloit Company Stock Fund are invested in the Regal-Beloit Corporation Master Trust, which invests solely in Regal-Beloit Corporation common stock. Investments in, sales of, and reinvestment in Company stock are made on the open market from the Company or its affiliates or in negotiated transactions with independent parties pursuant to the direction of the Plan Administrator.

  (d) Marshall Intermediate Bond Fund-
      -------------------------------

     Amounts allocated to this fund are invested in the Marshall Intermediate Bond Fund, a mutual fund with the goal of maximizing total return consistent with current income. The Fund invests in intermediate-term investment grade bonds and notes including corporate, asset-backed, mortgage-backed and U.S. government securities.

  (e) Fidelity Balanced Fund-
      ----------------------

     Amounts allocated to this fund are invested in the Fidelity Balanced Fund, a mutual fund whose objective is to generate high income with preservation of capital. The Fund invests in a broadly diversified portfolio of high yielding securities, including common and preferred stocks, and bonds. At least 25% of its assets will always be invested in fixed income securities.

  (f) Strong Opportunity Fund-
      -----------------------

     Amounts allocated to this fund are invested in the Strong Opportunity Fund, a mutual fund which seeks to provide capital growth. At least 70% of the fund's assets will always be invested in the common stocks of growth companies, generally described as small to medium-sized.

  Investments in the M&I Stable Principal Fund, Marshall Large-Cap Growth and Income Fund, Marshall Intermediate Bond Fund, Fidelity Balanced Fund and the Strong Opportunity Fund are effected in the open market or through collective investment funds of the Trustee.

  Participant Loans-
  -----------------

  The Plan permits a participant to borrow from their individual account an amount limited to 50% of their account balance up to a maximum of $50,000. Interest at prevailing market rates (ranging from 7.75% to 11.0% as of December 31, 1999) is charged on the loan, but is credited as income to the individual participant's account. Only one loan is allowed at any one time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period.

  Plan Termination-
  ----------------

  The Company may terminate the Plan at any time. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan.

(2) Significant Accounting Policies-
    -------------------------------

  Basis of Accounting-
  -------------------

  The financial statements have been prepared on the accrual basis of accounting.

  Use of Accounting Estimates-
  ---------------------------

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of investment income and expenses during the reporting periods. Actual results could differ from these estimates.

  Administrative Expenses-
  -----------------------

  The Plan pays all administrative expenses.

  New Accounting Standard-
  -----------------------

  Effective for the year ended December 31, 1999, the Plan adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 eliminates the requirement for a defined contribution plan to present participant directed plan investments by general type in the statement of net assets available for plan benefits. Prior year financial statements have been restated to conform with SOP 99-3.

(3)  Investments-
     -----------

  Investments are stated at fair market value as determined by the Trustee by reference to published market data. The M&I Stable Principal Fund primarily invests in guaranteed investment contracts which are fully benefit-responsive.
  These investment contracts are valued at amortized cost, which represents fair market value. Under the terms of the investment contracts, the crediting interest rates are fixed for the life of the contracts or are reset at least quarterly. The aggregate average yield of the investment contracts for the years ended December 31, 1999 and 1998 were 5.99% and 6.2%, respectively. The crediting interest rate for the investment contracts as of December 31, 1999 and 1998 was 6.05% and 5.93%, respectively. There are no limitations or guarantees on the contracts.

  The following presents investments that represent five percent or more of the Plan's net assets.  All investments are
  participant directed.
                                                     December 31,
                                                   1999          1998
                                                ----------    ----------

 Regal-Beloit Company Stock Fund, 287,654 and   $6,230,849    $6,805,476
  288,544 shares, respectively

 Strong Opportunity Fund, 126,202 and 97,270     5,639,988     3,756,555
  shares, respectively

 M&I Stable Principal Fund, 5,206,817 and        5,206,817     4,785,735
  4,785,735 shares, respectively

 Marshall Large-Cap Growth and Income Fund,      3,557,175     2,819,803
  195,235 and 172,571 shares, respectively

 Fidelity Balanced Fund, 154,382 and 115,421     2,371,301     1,888,288
  shares, respectively

  During 1999 and 1998, the Plan's investments (including investments bought, sold and held during the year) appreciated
  (depreciated) in value as follows:

                                                  1999          1998
                                               -----------   -----------
  Net Appreciation (Depreciation) in Fair
  Market Value of Investments-
  Mutual Funds                                 $2,276,688    $1,010,826
  Master Trust                                   (479,297)   (1,673,834)
                                               -----------   -----------

  Net Appreciation (Depreciation) in Fair      $1,797,391    $ (663,008)
  Market Value of Investments                  ==========    ===========

  Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for plan benefits as net appreciation
  (depreciation) in fair market value of investments.

(4)   Master Trust-
      ------------

  Effective November 1, 1997, the Plan's investment in Company stock was commingled with the investment in Company stock of another Company plan into the Regal-Beloit Corporation Master Trust (the "Master Trust"). Effective April 1, 1998, the investment in Company stock of three other Company plans were commingled into the Master Trust. Investments of the Master Trust are carried at current market value as determined by the Trustee through reference to published data. Earnings, market adjustments, fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's share of Master Trust assets.

  The assets of the Plan are commingled and are not segregated in the accounts of the Master Trust. The market value of the assets held in the Master Trust as of December 31, 1999 and
  1998 is as follows:
                                             1999           1998
                                          -----------    -----------
  Regal-Beloit Corporation Stock          $13,009,033    $14,374,579
  Marshall Money Market Fund                  115,702        154,077
  Accrued Income                               75,700         74,145
  Pending Trades                               92,205              -
                                          -----------    -----------
       Total Assets of The Master Trust   $13,292,640    $14,602,801
                                          ===========    ===========

  Allocations of assets of the Master Trust to participating plans as of December 31, 1999 and 1998 are as follows:

                                              1999                   1998
                                        Amount     Percent     Amount     Percent
                                      ----------   -------   -----------  -------
 Regal-Beloit Corporation             $6,230,849    46.87%    $6,805,476   46.60%
  Personal Savings Plan

 Regal-Beloit Corporation              5,788,543    43.55      6,568,489   44.98
  Profit Sharing Plan

 Regal-Beloit Corporation                474,609     3.57        475,749    3.26
  Savings and Protection Plan

 Marathon Electric Salaried              649,478     4.89        635,779    4.36
  Employees' 401(k) Savings Plan

 Marathon Electric Hourly                149,161     1.12        117,308    0.80
  401(k) Savings Plan
                                     -----------   -------   -----------  -------
 Total Assets of the Master Trust    $13,292,640   100.00%   $14,602,801  100.00%
                                     ===========   =======   ===========  =======

  Master Trust loss for the years ended December 31, 1999 and 1998 is as follows:

                                                1999            1998
                                            ------------    -----------
  Investment Income-
  Interest                                   $    11,261    $    23,602
  Dividends                                      309,644        280,725
 Net Depreciation in Fair Market Value of
  Regal-Beloit Corporation Common Stock       (1,358,911)    (3,979,555)
                                             ------------   ------------
  Total Master Trust Loss                    $(1,038,006)   $(3,675,228)
                                             ============   ============

(5) Income Tax Status-
    -----------------

  The Plan has received a favorable tax determination letter dated February 4, 1997, indicating that the Plan is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from Federal income taxes under Section 501(a) of the Code. There have been no Plan amendments adopted since the last tax determination letter. In the opinion of the Company's management, the Plan remains tax-exempt.

(6) Related Party Transactions-
    --------------------------

  Plan assets are invested in mutual funds of the Trustee. In addition, the Plan's Master Trust invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

                        REGAL-BELOIT CORPORATION

                         PERSONAL SAVINGS PLAN


Plan's EIN 39-0875718    Plan #008
Schedule I -- Schedule of Assets Held for Investment Purposes
As of December 31, 1999


                               Description of Investment Including
Identity of Issue, Borrower    Maturity Date, Rate of Interest,                        Current
 Lessor, or Similar Party      Collateral, Par, or Maturity Value         Cost          Value
---------------------------    -----------------------------------     ----------    ----------
Fidelity Funds                 Fidelity Balance Fund                   $2,326,914    $2,371,301

Strong Funds                   Opportunity Fund                         4,886,221     5,639,988

Marshall & Ilsley*             Intermediate Bond Fund                     803,356       763,431

Marshall & Ilsley*             Large Cap Growth & Income                2,757,085     3,557,175

Marshall & Ilsley*             M&I Stable Principal Fund                5,206,817     5,206,817

Loans to participants          Loans                                    1,033,893     1,033,893

Regal-Beloit Stock Fund        Regal-Beloit Stock                       6,126,743     6,230,849


*Party-in-interest

The accompanying notes to financial statements are an integral part of this schedule.